Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 13:32 21 Mar 2003
                  Number 0578J






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 21 March 2003
      Date of dealing 20 March 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      20 March 2003
      Regus Plc - Ordinary
      P & O Princess Cruises Plc - Ordinary
      Thistle Hotels Plc - Ordinary
      Oxford Glycosciences Plc - Common
      AMENDMENT
      state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Regus Plc
      Class of security Ordinary
      Date of disclosure 21 March 2003
      Date of dealing 0 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Regus Plc
      Number of securities purchased 32,844
      Highest price paid* GBP0.18
      Lowest price paid* GBP0.18
      Number of securities sold Nil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of security Ordinary
      Date of disclosure 21 March 2003
      Date of dealing 20 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Number of securities purchased 77,837
      Highest price paid* GBP4.23
      Lowest price paid* GBP4.13
      Number of securities sold 109,437
      Highest price paid* GBP4.21
      Lowest price paid* GBP4.13
      *Currency must be stated



      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Contract for Differences ("CFD") referenced to P & O Princess Cruises Plc Ordinary

      Date of Disclosure:21 March 2003

      Date of Dealing20 March 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connectedCarnival Corp

      Product Type LONG CFD

      Maturity Date 15 December 2003

      Writing of CFD

      Number of Ordinary to which the CFD is referenced 415,800

      CFD Reference Price Range 6.60 to 6.60 USD

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood

      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      Dealing in Contract for Differences ("CFD") referenced to P & O Princess Cruises Plc Ordinary

      Date of Disclosure: 21 March 2003

      Date of Dealing 20 March 2003

      Date of Dealing

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected

      Product Type LONG CFD

      Maturity Date 23 April 2004

      Writing of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced 19,668

      CFD Reference Price Range 4.16 to 4.16 GBP

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Thistle Hotels Plc
      Class of security Ordinary
      Date of disclosure 21 March 2003
      Date of dealing 20 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Thistle Hotels Plc Number of securities purchased 3,000
      Highest price paid* GBP1.19
      Lowest price paid* GBP1.19
      Number of securities sold 439
      Highest price paid* GBP1.20
      Lowest price paid* GBP1.20
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Oxford Glycosciences Plc
      Class of security Common
      Date of disclosure 21 March 2003
      Date of dealing 20 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased 139,131
      Highest price paid* GBP1.86
      Lowest price paid* GBP1.85
      Number of securities sold 125,000
      Highest price paid* GBP1.87
      Lowest price paid* GBP1.85
      *Currency must be stated


END